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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: May 13, 2005

* Print the name and title of the signing officer under his signature.

Royal Standard Minerals Inc.

(continued under the New Brunswick Corporations Act)

(Expressed in United States dollars)

Consolidated Financial Statements

Monday, January 31, 2005 and 2004

March 29, 2005, except for note 13 which is as of April 4, 2005

Auditors' Report

To the Shareholders of

Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at Monday, January 31, 2005 and 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at Monday, January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of exploration properties, operations and deficit and cash flows for the year ended January 31, 2003 were audited by other auditors who expressed an opinion without reservation on the financial statements in their report dated April 17, 2003.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP

Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP

Chartered Accountants

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Balance Sheets Page 2

January 31

2005 2004

Assets

Current assets

Cash and cash equivalents $ 392,697 $ 189,732

Funds held in trust (Note 3) - 75,000

Marketable securities (Note 4) 86,124 8,000

Receivables (Notes 4 and 13) 63,014 559

541,835 273,291

Reclamation bond (Note 5) 131,767 -

Exploration properties (Note 6) 2,526,046 1,253,444

Equipment (Note 7) 37,735 52,656

$ 3,237,383 $ 1,579,391

Liabilities

Current liabilities

Accounts payable and accrued liabilities $ 104,087 $ 106,178

Shareholders' Equity

Capital stock (Note 8) 8,779,261 7,221,581

Warrants (Note 8) 584,796 151,276

Contributed surplus (Note 8 & 9) 1,628,386 1,477,780

Deficit (7,859,147) (7,377,424)

3,133,296 1,473,213

$ 3,237,383 $ 1,579,391

___________________________________________________________________________________________

Nature of operations and going concern (Note 1)

Commitments (Note 6)

Approved by the Board "Roland Larsen" Director "Kimberley L. Koemer" Director

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Exploration Properties Page 3

Opening Additions Closing

Balance (Reductions) Written off Balance

Year ended January 31, 2005

Gold Wedge Project $ 264,119 $ 1,058,243 $ - $ 1,322,362

Manhattan Project 172,031 19,034 - 191,065

Como Project 126,124 (39,794) - 86,330

Railroad Project 122,732 52,938 - 175,670

Pinon Project 511,043 89,495 - 600,538

Fondaway Project 43,999 52,029 - 96,028

Other 13,396 40,657 - 54,053

$ 1,253,444 $ 1,272,602 $ - $ 2,526,046

Year ended January 31, 2004

Gold Wedge Project $ 181,069 $ 83,050 $ - $ 264,119

Manhattan Project 136,556 35,475 - 172,031

Ruby Ridge Project 27,447 10,309 37,756 -

Como Project 52,132 73,992 - 126,124

Railroad Project 70,983 51,749 - 122,732

Pinon Project 299,456 211,587 - 511,043

Fondaway Project - 43,999 - 43,999

Other 13,396 - - 13,396

$ 781,039 $ 510,161 $ 37,756 $ 1,253,444

Year ended January 31, 2003

Gold Wedge Project $ 14,821 $ 166,248 $ - $ 181,069

Manhattan Project 87,313 49,243 - 136,556

Ruby Ridge Project 4,007 23,440 - 27,447

Como Project - 52,132 - 52,132

Railroad Project - 70,983 - 70,983

Pinon Project - 299,456 - 299,456

Other 6,937 6,459 - 13,396

$ 113,078 $ 667,961 $ - $ 781,039

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Operations and Deficit Page 4

January 31

2005 2004 2003

Expenses

General and administrative 193,287 269,520 147,135

Consulting fees 213,504 241,103 146,948

Stock option compensation (Note 9) 150,606 40,340 -

Accretion expense 6,314 - 27,752

Amortization 14,921 14,944 8,763

578,632 565,907 330,598

Loss before the following (578,632) (565,907) (330,598)

Write off of exploration properties (34,397) (37,757) -

Recovery of (write down of) marketable securities - - (39,000)

Repayment of interest (Note 4) - - (67,117)

Foreign exchange gain 131,306 49,038 19,912

Net (loss) before income taxes (481,723) (554,626) (416,803)

Income taxes (Note 11) - - -

Net (loss) $ (481,723) $ (554,626) $ (416,803)

(Loss) per common share (Note 10)

Basic $ (0.01) $ (0.02) $ (0.02)

Diluted $ (0.01) $ (0.02) $ (0.02)

Deficit, at beginning of year $ (7,377,424) $ (6,822,798) $ (6,405,995)

Net (loss) (481,723) (554,626) (416,803)

Deficit, at end of year $ (7,859,147) $ (7,377,424) $ (6,822,798)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Cash Flows Page 5

Year ended January 31

2005 2004 2003

Increase (decrease) in cash and cash equivalents

Operating activities

Net (loss) $ (481,723) $ (554,626) $ (416,803)

Operating items not involving cash

Amortization 14,921 14,944 8,763

Stock option compensation 150,606 40,340 -

Write off of exploration properties (34,397) (37,757) -

Write down of (recovery of)

marketable securities (78,124) - 39,000

Accretion expense 6,314 - -

Decrease (increase) in receivables (62,455) 11,164 6,320

Increase (decrease) in payables and accruals (2,091) 23,878 36,395

(486,949) (502,057) (326,325)

Financing activities

Issue of common shares, net of issue costs 1,802,452 857,319 688,717

Proceeds on exercise of warrants 263,196 - -

2,065,648 857,319 688,717

Investing activities

Decrease (Increase) in funds held in trust 75,000 - (75,000)

Payment of reclamation bond (131,767) - -

Exploration properties (1,318,967) (434,647) (496,836)

Purchase of equipment - (13,913) (62,451)

(1,375,734) (448,560) (634,287)

Cash and cash equivalents

Net (decrease) increase 202,965 (93,298) (271,895)

Beginning of year 189,732 283,030 554,925

End of year $ 392,697 $ 189,732 $ 283,030

___________________________________________________________________________________________

Supplemental cash flow information

Cash and cash equivalent consists of:

Cash $ 392,697 $ 189,732 $ 94,540

Term deposits - - 188,490

$ 392,697 $ 189,732 $ 283,030

Interest paid $ - $ - $ 31,000

Income taxes paid $ - $ - $ -

Non-cash financing and investing activity:

Issue of common shares for exploration

properties $ - $ - $ 171,125

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 6

1. Nature of operations and going concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 7

(b) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment - 30%

Office equipment - 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down with a charge to income in the period that such determination is made.

(c) Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development cost of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized at any time represent costs to be charged against future operations and do not necessarily reflect the present or future values of particular properties.

(d) Asset retirement obligation

The Company measures the expected costs required to retire its exploration properties at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and depreciation expense. The accretion of the liability for the asset retirement obligation is included with interest expense.

(e) Stock-based compensation plans

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

(f) Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recovery of future income tax assets is not considered more likely than not.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 8

(g) Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

(h) Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

(i) Marketable securities

Marketable securities are carried at the lower of cost and fair value. A loss in value, which is other than a temporary decline, is recognized as a charge to earnings.

3. Funds held in trust

On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.

The agreement expired without the closing of the $5,000,000 financing facility. The Company pursued legal action against the Lender in an attempt to recover the funds advanced. On August 31, 2004, the Company recovered $54,050. The unrecoverable amount was charged to the current years operations.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 9

4. Sharpe Resources Corporation

Marketable securities

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe Resources") a publicly held Canadian company, engaged in the exploration for and production of petroleum and natural gas properties in the United States. Sharpe Resources is considered to be related to the Company because of common management.

The shares are carried at the lower of cost and quoted market values.

Advances

At January 31, 2001, advances to Sharpe Resources amounted to $476,594. The advances, which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years.

In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in the operations for that year.

In fiscal 2003, the Company agreed to repay the interest collected from Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117. At January 31, 2005, $21,547 (2004 - $36,117) is still outstanding and has been included in accounts payable and accrued liabilities.

During the year the Company advanced $71,717 (2003 - $18,611) to Sharpe Resources. These advances are non-interest bearing and have no set terms of repayment.

5. Reclamation bond

A reclamation bond has been posted by the Company to secure clean-up expenses if the concerned properties are abandoned or closed.

During the year, the Company posted a bond regarding the Goldwedge property as required by the State of Nevada. The bond remains attached to the Goldwedge property.

6. Exploration properties

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project Required Cash Payments to Optionor Royalty (1) Exercise of Option

Gold Wedge Commencing in fiscal 2002, $5,000 each 3% NSR July 2006 - $200,000

Nye County in first two years, $10,000 in third year,

$15,000 in fourth year and

$20,000 each in fifth and sixth years.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 10

Manhattan Commencing in fiscal 2002, $1,000 per 5% NSR August 2006 - $500,000

Nye County month from August 2001 to August 2002,

$2,000 per month from

September 2002 to July 2006.

Fondaway Commencing in fiscal 2003, $25,000 in 3% NSR July 2013 - $600,000

Canyon year one, $30,000 in years two and three

Churchill and $35,000 each of the next seven years.

County

Como Commencing in fiscal 2003, $25,000 in 4% NSR May 2008 - $1,000,000

Lyon years one and two covering years three

County and four, $20,000 in year five, and $25,000

in year six.

Railroad Commencing in fiscal 2003, $15,000 in 5% NSR August 2008 - $2,000,000

Elko County the first year and increases by $5,000

each of the next six years.

(1) NSR - Net Smelter Royalty

Como Project

On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

Pinon Project - Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 11

7. Equipment

2005 2004 2003

Cost

Exploration equipment $ 62,065 $ 62,065 $ 50,346

Office equipment 16,936 16,936 12,105

79,001 79,001 62,451

Accumulated amortization

Exploration equipment 34,507 22,321 7,552

Office equipment 6,729 4,024 1,211

41,236 26,345 8,763

Net carrying value

Exploration equipment 27,558 39,744 42,794

Office equipment 10,207 12,912 10,894

$ 37,765 $ 52,656 $ 53,688

8. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued

Shares Amount

Outstanding at January 31, 2002 19,231,338 $ 5,667,723

Shares issued for cash, less issue costs of $55,258 7,000,000 600,427

Shares issued for cash on exercise of stock options 910,000 88,290

Shares issued for interest in Pinon Project 1,000,000 171,125

Outstanding at January 31, 2003 28,141,338 6,527,565

Shares issued for cash, less issue costs of $266,372 6,000,000 845,292

Warrants valuation - (151,276)

Outstanding at January 31, 2004 34,141,338 7,221,581

Shares issued for cash, less issue costs of $360,964 7,395,000 1,486,784

Shares issued to broker as compensation 349,680 91,117

Shares issued on warrant exercise 1,257,500 318,352

Warrant valuation - (428,918)

Warrant call - 90,345

Outstanding at January 31, 2005 43,143,518 $ 8,779,261

On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 12

8. Capital stock (Continued)

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid the following fees regarding the April 16, 2004 private placement: an Agent's fee consisting of an 8% commission (paid in cash and in Agent's units) and Agent's warrants; a Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $7,500 CDN. The Agent's fee included a commission of 8% of the proceeds of the private placement and was paid with $89,572 CDN in cash and with the issuance of 249,680 Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Agent's fee also included Agent's warrants equal to 20% of the number of units issued on the private placement, such Agent's warrants totaling 1,264,000 Agent's warrants. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Corporate Finance fee was paid by the issuance of 100,000 Corporate Finance units, each unit consisting of one common share and one-half Corporate Finance Warrant. Each whole Corporate Finance warrant entitles the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant for a period of 24 months.

The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement

Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379.

(ii) Warrants issued on private placement

Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270.

(iii) Agent's warrants

Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker. On July 18, 2004 the Company announced a warrant call with respect to outstanding warrants at CDN $0.0001 per warrant. 2,150,000 warrants were cancelled as a result of the warrant call.

During the 2004 fiscal year $151,276 was recorded as warrants and charged against capital stock. For purposes of the 3,600,000 warrants granted in 2004, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 13

8. Capital stock (Continued)

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry Share Purchase Price ($) Number Value ($)

February 2, 2005 0.30 430,000 27,503

July 24, 2005 0.275 (i) 300,000 12,607 (Broker Warrants)

April 15, 2006 0.50 3,160,000 374,270

April 15, 2006 0.50 1,438,840 170,416 (Broker Warrants)

5,328,840 584,796

(i) These warrants issued on July 24, 2003 had an exercise price of $0.25 per share until the first anniversary of the closing date, and $0.275 thereafter.

9. Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

Number of Weighted Average

Stock Options Exercise Price

2005 2004 2003 2005 2004 2003

Outstanding at beginning of year 3,410,000 3,090,000 2,385,000 $ 0.26 $ 0.26 $ 0.18

Granted during year 775,000 320,000 1,615,000 $ 0.36 $ 0.265 $ 0.32

Exercised during year - - (910,000) $ - $ - $ 0.16

Outstanding at end of year 4,185,000 3,410,000 3,090,000 $ 0.28 $ 0.26 $ 0.26

Exercise prices are in Canadian dollars.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 14

9. Common share options (Continued)

The following table reflects the stock options outstanding as at January 31, 2005

Expiry Date Exercise Price ($) Options Outstanding

May 04, 2005 0.23 595,000

May 25, 2006 0.17 880,000

April 25, 2007 0.26 960,000

May 13, 2007 0.40 655,000

December 12, 2008 0.265 320,000

May 4, 2009 0.36 775,000

4,185,000

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit.. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 100%.

The following table reflects the continuity of contributed surplus relating to stock options:

Number of Options Amount

Balance, January 31, 2002 1,475,000 $ -

Options granted 1,615,000 -

Balance, January 31, 2003 3,090,000 -

Options granted 320,000 40,340

Balance, January 31, 2004 3,410,000 $ 40,340

Options granted 775,000 150,606

Balance, January 31, 2005 4,185,000 190,946

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 15

10. Per share amounts

The following table sets forth the computation of basic and diluted earnings (loss) per share:

2005 2004 2003

Numerator:

(Loss) for the year $ (481,723) $ (554,626) $ (416,803)

Numerator for basic and diluted

(loss) per share $ (481,723) $ (554,626) $ (416,803)

Denominator:

Weighted average number of common shares 41,090,912 31,330,379 25,537,033

Denominator for basic (loss)

per share 41,090,912 31,330,379 25,537,033

Effect of dilutive securities:

Stock options (i) - - -

Share purchase warrants (i) - - -

Denominator for diluted (loss)

per share 41,090,912 31,330,379 25,537,033

Basic (loss) per share $ (0.01) $ (0.02) $ (0.02)

Diluted (loss) per share $ (0.01) $ (0.02) $ (0.02)

(i) The stock options and common share purchase warrants were not included in the computation of diluted (loss) per share on January 31, 2005, 2004 and 2003 as their inclusion would be anti-dilutive.

11. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

2005 2004 2003

Net (loss) before income taxes reflected

in consolidated statements of operation $ (481,723) $ (554,626) $ (416,803)

Expected income tax (recovery) expense (173,998) (203,104) (163,000)

Deductible share issue costs (40,612) - (19,000)

Stock option compensation expense 54,399 40,340 -

Valuation allowance 160,211 162,764 182,000

Income tax (recovery) expense $ - $ - $ -

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 16

11. Income taxes (Continued)

The following table reflects future tax assets at Monday, January 31, 2005, 2004 and 2003.

2005 2004 2003

Unclaimed non-capital losses $ 957,000 $ 917,954 $ 1,029,000

Unclaimed capital losses 15,184 14,353 -

Excess of undepreciated capital cost allowance

over carrying value of capital assets 20,712 13,191 -

Excess of unclaimed resource pools over

carrying value of exploration properties 453,543 435,400 1,480,000

Unclaimed share issue costs 116,362 114,848 29,000

1,562,801 1,495,746 2,538,000

Valuation allowance 1,562,801 1,495,746 2,538,000

Future income tax assets recognized $ - $ - $ -

At January 31, 2005, the Company had unclaimed Canadian and foreign resource pools of $3,781,700 unclaimed share issue costs of $322,200 and unclaimed non-capital losses carried forward of $2,649,500. The non-capital losses will expire as follows:

2006 $ 369,300

2007 203,300

2008 199,600

2009 270,900

2010 523,700

2011 571,700

2015 511,000

$ 2,649,500

At January 31, 2005, the Company's United States subsidiaries had unclaimed resource pools of $2,395,000 and unclaimed non-capital losses carried forward of $1,590,000. None of these losses expire in the next two years.

12. Financial instruments

At January 31, 2005, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 17

13. Related party transactions

Transactions with a related party were as follows:

2005 2004 2003

Receivable from an officer of the Company $ 11,095 $ 9,953 $ 7,982

Office space rent paid to a company related to

an officer of the Company $ - $ 5,732 $ 29,670

These transactions are in the normal course of operations and are measured at the exchange value (the amount established and agreed to by the related parties), which approximates the arm's length equivalent value.

14. Subsequent events

On March 31, 2005 the Company announced a private placement of 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829. Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

The warrants have been estimated at $575,087 using the Black-Scholes option pricing model using the following assumptions: dividend yield 0%; expected volatility 100%; risk-free interest rate 4.5%; and expected life of 2 years.

In addition, Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007. The fair value of these warrants has been estimated as $177,915 using the Black-Scholes option pricing model with the same assumptions as noted above.

15. Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $40,340 was recorded as an additional compensation expense for fiscal 2004. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 or 2002. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 (see below) effective as of February 1, 2003, which provisions allow the Company to record compensation expense for stock option granted in fiscal 2004 based on the estimated fair value of such option, using the prospective method. As of February 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes in fiscal 2004.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 18

Prior to February 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in fiscal 2003 or 2002. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $237,000 in fiscal 2003.

The Company is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves. Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2005 and 2004 been prepared using US GAAP, such balance sheets would be presented as follows:

2005 2004

Assets

Current

Cash and cash equivalents $ 392,697 $ 189,732

Funds held in trust - 75,000

Marketable securities 86,124 8,000

Receivables 63,014 559

541,835 273,291

Equipment 37,735 52,656

$ 579,570 $ 325,947

Liabilities

Current

Payables and accruals $ 104,087 $ 106,178

Shareholders' Equity

Capital stock 8,198,236 6,640,556

Warrants 584,796 151,276

Additional paid-in capital 1,482,259 1,331,653

Cumulative foreign currency translation adjustments 46,893 (84,413)

Cumulative adjustments to marketable securities (407,105) (407,105)

Deficit accumulated during the development stage (9,429,596) (7,412,198)

475,483 219,769

$ 579,570 $ 325,947

Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company. In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 19

The cumulative-from-inception statements of operations and comprehensive (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

Cumulative

from

Inception 2005 2004 2003

Revenue

Interest $ 18,614 $ - $ - $ -

Expenses

General and administrative 1,787,096 193,287 269,520 147,135

Consulting fees 601,555 213,504 241,103 146,948

Stock option compensation 190,946 150,606 40,340 -

General exploration 6,799,885 1,523,204 510,161 695,713

Depreciation 38,628 14,921 14,944 8,763

9,418,110 2,095,522 1,076,068 998,559

Loss before the following (9,399,496) (2,095,522) (1,076,068) (998,559)

Recovery of (write down of)

advances to related company (75,506) - - -

Gain on disposal of marketable

securities 47,988 - - -

Repayment of interest (67,117) - - (67,117)

Gain on sale of 60% interest in

exploration property 78,124 78,124 - -

Net (loss) earnings before

income taxes (9,494,131) (2,017,398) (1,076,068) (1,065,676)

Income taxes - - - -

Net (loss) earnings $ (9,494,131) $ (2,017,398) $ (1,076,068) $ (1,065,676)

Comprehensive income items:

Foreign currency translation

gains (losses) 46,893 131,306 49,038 19,912

Recovery of (write down) of

marketable securities (407,105) - - (39,000)

Comprehensive (loss) $ (9,854,343) $ (1,886,092) $ (1,027,030) $ (1,084,764)

Net (loss) earnings per common share

Basic $ (0.05) $ (0.03) $ (0.04)

Diluted $ (0.05) $ (0.03) $ (0.04)

Comprehensive (loss) earnings per common share

Basic $ (0.05) $ (0.03) $ (0.04)

Diluted $ (0.05) $ (0.03) $ (0.04)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 20

Statements of Changes in Shareholders' Equity:

The changes in common stock since the Company's inception as required by US GAAP are as follows:

Common Stock

Price Amount

per Under

Shares Share US GAAP

Issued to former shareholders of SRI 8,154,614 $ 0.16 $ 1,318,566

Held by other shareholders 488,041 0.96 467,467

Outstanding at June 26, 1996 8,642,655 - 1,786,033

Issued for exploration properties 1,400,000 0.48 667,204

Issued for services 200,000 0.63 126,465

Issued on cash on exercise of warrant 580,577 0.62 361,823

Issued for cash 500,000 0.66 329,936

Outstanding at January 31, 1997 11,323,232 - 3,271,461

Issued for exploration properties 200,000 0.67 134,250

Flow-through shares issued for cash 300,000 0.72 216,763

Issued for cash, less issue costs of $481,480 7,228,066 0.29 2,129,061

Issued for services 70,000 0.83 58,125

Outstanding at January 31, 1998 19,121,298 - 5,809,660

Share issue costs - - (5,919)

Outstanding at January 31, 1999 19,121,298 - 5,803,741

Issued for cash, less issue costs of $4,092 951,494 0.06 61,578

Outstanding at January 31, 2000 20,072,792 - 5,865,319

Issued for cash, less issue costs of $54,246 3,043,667 0.12 377,614

Outstanding at January 31, 2001 23,116,459 - 6,242,933

Issued for cash on exercise of warrants 951,494 0.13 123,052

Cancellation of shares held in escrow (4,836,615) 0.26 (1,279,287)

Outstanding at January 31, 2002 19,231,338 - 5,086,698

Issued for cash, less issue cost of $55,258 7,000,000 0.09 600,427

Issued for cash, on exercise of stock options 910,000 0.10 88,290

Issued in exchange for exploration properties 1,000,000 0.17 171,125

Outstanding at January 31, 2003 28,141,338 - 5,946,540

Issued for cash, less issue cost of $266,372 6,000,000 0.12 845,292

Warrant valuation - - (151,276)

Outstanding at January 31, 2004 34,141,338 - 6,640,556

Issued for cash, less issue cost of $360,964 7,395,000 0.20 1,486,784

Issued to broker as compensation 349,680 0.26 91,117

Issued on warrant exercise 1,257,500 0.25 318,352

Warrant valuation - - (428,918)

Warrant call - - 90,345

Outstanding at January 31, 2005 43,143,518 $ - $ 8,198,236

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 21

Other changes in shareholders' equity are presented as follows:

Cumulative Deficit

foreign Cumulative accumulated

Additional currency adjustments during the

paid in translation to marketable development

Warrants capital adjustments securities stage

Balance, February 1, 2001 $ - $ 1,279,286 $ (151,939) $ (379,105) $(5,492,828)

Comprehensive (loss) income - - (1,424) 11,000 222,374

Balance, January 31, 2002 - 1,279,286 (153,363) (368,105) (5,270,454)

Comprehensive (loss) income - - 19,912 (39,000) (1,065,676)

Balance, January 31, 2003 - 1,279,286 (133,451) (407,105) (6,336,130)

Issue of warrants, fair value 151,276 - - - -

Stock options - 52,367 - - -

Comprehensive (loss) income - - 49,038 - (1,076,068)

Balance, January 31, 2004 151,276 1,331,653 (84,413) (407,105) (7,412,198)

Warrant exercise, fair value (55,200) - - - -

Issue of warrants, fair value 579,065 - - - -

Warrant call (90,345) - - - -

Stock options - 150,606 - - -

Comprehensive (loss) income - - 131,306 - (2,017,398)

Balance, January 31, 2005 $ 584,796 $ 1,482,259 $ 46,893 $ (407,105) $(9,429,596)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 22

Statement of Cash Flows:

Cumulative

from

Inception 2005 2004 2003

Operating activities

Net (loss) earnings $ (9,416,007) $ (2,017,398) $ (1,076,068) $ (1,065,676)

Depreciation 38,628 14,921 14,944 8,763

Stock option compensation 190,946 150,606 40,340 -

Foreign currency translation

adjustments 46,893 131,306 49,038 19,912

Common shares received on the

sale of mining option - - - -

Expenses settled by the issue

of common shares 184,610 - - -

Exploration expenditures settled

by the issue of common shares 2,277,918 - - 171,125

Gain on disposal of marketable

securities (47,988) - - -

Write down of advances to related

company 554,846 - - -

(6,168,096) (1,720,565) (971,746) (865,876)

(Increase) decrease in receivables (63,014) (62,455) 11,164 6,320

Increase in advances to related

company (554,846) - - -

Increase (decrease) in payables

and accruals 83,945 (2,091) 23,878 36,395

(6,702,011) (1,785,111) (936,704) (823,161)

Financing activities

Issue of common shares, net of

issue costs 7,335,028 1,728,004 857,319 688,717

Issue of warrants, net of

issue costs 263,196 263,196 - -

7,598,224 1,991,200 857,319 688,717

Investing activities

Increase in funds held in trust - 75,000 - (75,000)

Purchase of equipment (76,364) - (13,913) (62,451)

Purchase of marketable securities (1,136,100) (78,124) - -

Proceeds on disposal of marketable

securities 690,864 - - -

(521,600) (3,124) (13,913) (62,451)

Cash and cash equivalents

Net increase (decrease) 374,613 202,965 (93,298) (196,895)

Beginning of period - 189,732 283,030 554,925

End of period $ 374,613 $ 392,697 $ 189,732 $ 358,030

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 23

Recent US GAAP accounting pronouncements--

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company adopted this statement in fiscal 2004.

FASB 148 requires the following disclosures for US GAAP purposes:

Years ended January 31

2005 2004 2003

AS REPORTED:

Net loss $ (2,017,398) $ (1,076,068) $ (1,065,676)

(Loss) per common share,

as reported-

Basic $ (0.05) $ (0.03) $ (0.04)

Diluted $ (0.05) $ (0.03) $ (0.04)

Stock-option compensation

cost included in net loss $ 150,606 $ 40,340 $ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

Net loss $ (2,017,398) $ (1,076,068) $ (1,302,676)

(Loss) per common share,

as reported-

Basic $ (0.05) $ (0.03) $ (0.05)

Diluted $ (0.05) $ (0.03) $ (0.05)

Additional stock-option compensation

included in net loss on a pro forma basis $ - $ - $ 237,000

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 24

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the costs of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant on the Company's financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In March 2005, the FASB issued Interpretation No. 47 "Accounting for Conditional Retirement Obligation- an Interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies the FASB's intended meanings of the term "Asset Retirement Obligation," and clarifies that entities are expected to record asset retirement obligations even though uncertainty may exist regarding the timing or method of settlement so long as the obligation is reasonably estimable. The requirements of FASB Statement No. 143 and FIN 47 are substantially equivalent to CICA Handbook Section 3110 which has been adopted during the year ended January 31, 2005.